BB

PW


10031885

SECU[illegible] [illegible]ISSION


SEC MAIL PROCESSING
RECEIVED
AUG 2 7 2010
WASH. D.C.
193
SECTION

OMB APPROVAL	
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-15404

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/09 (MM/DD/YY) AND ENDING 06/30/10 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Maguire Investments, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1862 S Broadway, Suite 100
(No. and Street)

Santa Maria, CA 93454
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Stephen P Maguire, CEO (805) 922-6901
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Moss Adams, LLP
(Name – *if individual, state last, first, middle name*)

One California Street. 4th Floor; San Francisco, CA 94111
(Address) (City) (State) (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

PW

OATH OR AFFIRMATION

I, Stephen P Maguire, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Maguire Investments, Inc, as of June 30th, 20 10, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Signature

President & CEO

Title

See Attached

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CALIFORNIA ALL-PURPOSE ACKNOWLEDGMENT

CIVIL CODE § 1189

State of California

County of Santa Barbara

On 8/25/10 before me, Anna Wobrock, Notary Public
(Date) (Here Insert Name and Title of the Officer)

personally appeared Stephen P Maguire
(Name(s) of Signer(s))

who proved to me on the basis of satisfactory evidence to be the person(s) whose name(s) is/are subscribed to the within instrument and acknowledged to me that he/she/they executed the same in his/her/their authorized capacity(ies), and that by his/her/their signature(s) on the instrument the person(s), or the entity upon behalf of which the person(s) acted, executed the instrument.



ANNA WOBROCK
Commission #1728249
Notary Public
California
SANTA BARBARA COUNTY
My Commission Expires March 29, 2011

Place Notary Seal Above

I certify under PENALTY OF PERJURY under the laws of the State of California that the foregoing paragraph is true and correct.

WITNESS my hand and official seal.

Signature: [signature]
(Signature of Notary Public)

OPTIONAL

Though the information below is not required by law, it may prove valuable to persons relying on the document and could prevent fraudulent removal and reattachment of this form to another document.

Description of Attached Document

Title or Type of Document: Oath or Affirmation (Annual Audited Report. Sec)

Document Date: 8/25/10 Number of Pages: ______

Signer(s) Other Than Named Above: none

Capacity(ies) Claimed by Signer(s)

Signer's Name: Stephen P. Maguire
- ☑ Corporate Officer — Title(s): President/CEO
- ☐ Individual
- ☐ Partner — ☐ Limited ☐ General
- ☐ Attorney in Fact
- ☐ Trustee
- ☐ Guardian or Conservator
- ☐ Other: ______

Signer Is Representing: ______

RIGHT THUMBPRINT OF SIGNER
Top of thumb here

Signer's Name: ______
- ☐ Corporate Officer — Title(s): ______
- ☐ Individual
- ☐ Partner — ☐ Limited ☐ General
- ☐ Attorney in Fact
- ☐ Trustee
- ☐ Guardian or Conservator
- ☐ Other: ______

Signer Is Representing: ______

RIGHT THUMBPRINT OF SIGNER
Top of thumb here

CONTENTS

PAGE

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors
Maguire Investments, Inc.

We have audited the statement of financial condition of Maguire Investments, Inc. as of June 30 2010, and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of Maguire Investments, Inc. as of June 30, 2010, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental information described on pages 9 through 13 is presented for the purpose of additional analysis and is not a required part of the basic financial statements. The supplemental information on pages 10 through 13 is required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



San Francisco, California
August 25, 2010

FINANCIAL STATEMENTS

MAGUIRE INVESTMENTS, INC.
STATEMENT OF FINANCIAL CONDITION
June 30, 2010

ASSETS

Cash	$	581,315
Investment in marketable securities		204,149
Receivable from clearinghouse		151,519
Prepaid expenses and other assets		45,877
Notes receivable-employees		46,180
Deposit with clearinghouse		35,000
Property and Equipment (net)		59,805
TOTAL ASSETS	$	1,123,845

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES		
Accounts payable	$	48,239
Accrued commissions		40,661
		88,900
STOCKHOLDER'S EQUITY		
Capital stock-$5 par value, 40,000 shares authorized, 10,000 shares issued and outstanding		50,000
Retained earnings		984,945
		1,034,945
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$	1,123,845

See accompanying notes.

REVENUE		
Commissions	$	2,401,943
Interest income		8,725
Dividend income		4,804
Net gain on investments		41,750
Other income		27
		2,457,249
EXPENSES		
Employee expense		1,530,953
Execution expense		313,757
Other operating expense		309,078
Occupancy and equipment		151,639
Promotional expense		97,090
Communciations expense		78,520
Regulatory fees and expense		30,020
		2,511,057
Loss from operations		(53,808)
Income tax expense		(800)
NET LOSS	$	(54,608)

See accompanying notes.

MAGUIRE INVESTMENTS, INC.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
Year Ended June 30, 2010

	Capital Stock					
	Shares		Amount		Retained Earnings		Total
Stockholder's equity July 1, 2009	10,000	$	50,000	$	1,039,553	$	1,089,553
Net loss	-		-		(54,608)		(54,608)
Stockholder's equity June 30, 2010	10,000	$	50,000	$	984,945	$	1,034,945

See accompanying notes.

CASH FLOWS FROM OPERATING ACTIVITIES	
Net loss	$ (54,608)
Adjustments to reconcile net loss to net cash used in operating activities:	
Depreciation and amortization	24,688
Net gain on investment	(41,750)
Changes in operating assets and liabilities:	
Receivable from clearinghouse	364
Prepaid expenses and other assets	15,573
Accounts payable	(30,917)
Accrued commissions	(17,758)
Net cash used in operating activities	(104,408)
CASH FLOWS FROM INVESTING ACTIVITIES	
Proceeds received from sale of investments	214,871
Purchase of investments	(37,089)
Payments received on loans made to employees	13,220
Net cash provided by investing activities	191,002
NET INCREASE IN CASH	86,594
CASH, JULY 1, 2009	494,721
CASH, JUNE 30, 2010	$ 581,315

See accompanying notes.

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization – Maguire Investments is a securities broker-dealer incorporated in 1968. The Company is a registered broker-dealer with the Securities and Exchange Commission ("SEC") and the Financial Industry Regulatory Authority ("FINRA"). The Company trades in all areas of financial instruments primarily stocks, mutual funds/ETFs, bonds, and CDs.

Basis of Accounting – The financial statements are prepared on the accrual basis of accounting, which recognizes revenue when earned and expenses as incurred.

Use of Estimates – The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts of assets and liabilities, and disclosure of contingent assets and liabilities, at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Accordingly, actual results could differ from those estimates.

Securities Transactions – Customer securities transactions are reported on a settlement date basis with related commission income and expenses reported on a trade date basis. Proprietary securities transactions are reported on a trade date basis, as if they have been settled, and the related gains or losses are recorded net in loss on investments.

Investments in Marketable Securities – Investments in marketable securities are presented at fair value and are held by the Company generally for long-term investment with related changes in fair value recorded in net gain on investments in the accompanying Statement of Operations. At June 30, 2010, these investments, which consisted of common stocks and money market funds, had a fair value of $204,149 which reflected a current year fair value increase of $15,814.

Fixed Assets – Depreciation is provided for using straight-line or an accelerated method using estimated useful lives of three to ten years. Leasehold improvements are amortized over the lesser of the economic useful life of the improvement or the term of the lease.

	Cost	Accumulated Depreciation and Amortization	Net Book Value
Equipment	$ 71,595	$ (69,388)	$ 2,207
Office furniture	52,113	(34,550)	17,563
Automobiles	85,235	(45,200)	40,035
Leasehold improvements	638,736	(638,736)	-
	$ 847,679	$ (787,874)	$ 59,805

The following corresponding expenses were recorded for the year ended June 30, 2010:

Depreciation expense	$ 18,194
Amortization expense	6,494
	$ 24,688

Income Taxes – Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets, including tax loss and credit carryforwards, and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Deferred income tax expense represents the change during the period in the deferred tax assets and deferred tax liabilities. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized.

NOTE 2 – RECEIVABLE FROM CLEARINGHOUSE

The Company clears its transactions through another broker-dealer on a fully-disclosed basis. A receivable from the clearing organization is the result of the Company's activity with this clearing organization. The receivable represents commissions due to the Company which are not yet received. The Company considers all such amounts to be fully collectible; therefore, no allowance for doubtful accounts has been recorded.

NOTE 3 – RELATED PARTY TRANSACTIONS

Lease Agreement – The Company leases its offices under a cancelable operating lease from the sole shareholder of the Company. The terms of the lease agreement call for monthly rent of $4,500. The Company is currently making payments on a month to month basis. The Company is also responsible for all common area maintenance costs.

Rent expense included in occupancy and equipment expense totaled $54,000 for the year ended June 30, 2010.

NOTE 4 – NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c 3-1), and has elected the alternative method, which requires the maintenance of minimum net capital of $250,000 and requires that the ratio of aggregate indebtedness to net capital shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At June 30, 2010, the Company had net capital of $861,331, which was $611,331 in excess of its required net capital. The Company's net capital to aggregate indebtedness ratio was .1032 to 1.

NOTE 5 – PROVISION FOR INCOME TAX

No current income tax provision was recorded during the year due to the net loss incurred. Income tax expense of $800 consists of the California minimum state tax for the Company.

Deferred taxes are summarized as follows as of June 30, 2010:

Unrealized gain on securities	$	45,530
Current year capital loss		36,116
Contributions		13,349
Depreciation expense		7,343
Net operating loss carryforward		417,876
		520,215
Valuation allowance		(520,215)
Net deferred tax assets	$	-

Management has assessed the realizability of the deferred tax assets and believes it is more likely than not that its deferred tax asset will not be realized in the normal course of business. Accordingly, the Company recorded a change in its valuation allowance of $8,572 for the year ended June 30, 2010. At June 30, 2010, the Company has federal and state net operating loss carryforwards of approximately $932,680 and $1,139,877, respectively. The Federal net operating losses begin to expire in 2026. The state net operating losses begin to expire in 2018. Current federal and California tax laws include substantial restrictions on the utilization of net operating losses and tax credits.

NOTE 6 – FAIR VALUE

Under the Accounting Standards Codification ("ASC") Topic 820 "Fair Value Measurements and Disclosures" the Company utilizes fair value measurements to record fair value adjustments to certain assets and liabilities and to determine fair value disclosures. Investments are recorded at fair value on a recurring basis.

ASC 820 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the financial statement measurement date. ASC 820 established a fair value hierarchy, based on the markets in which the assets and liabilities are traded and the reliability of the assumptions used to determine fair value. These levels are:

Level 1 – Valuations based on unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access. Valuation adjustments and block discounts are not applied to Level 1 securities. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these securities does not entail a significant degree of judgment.

Level 2 – Valuations based on quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.

Level 3 – Valuations based on one or more inputs that are unobservable and significant to the overall fair value measurement.

A description of the valuation methodologies used for financial instruments measured at fair value, as well as the classification of such instruments pursuant to the hierarchy described in ASC 820, is set forth below.

Investments – Investments include money market funds and common stock and are carried at fair value on a recurring basis. All investments of the Company are categorized as Level 1 and are valued using observable inputs such as quoted prices in an active market. Money market funds are classified as Level 1 based on the level of liquidity of the assets.

The following table presents the fair value of financial instruments measured on a recurring basis as of June 30, 2010:

	Fair Value Measurements		
Description	Level 1	Level 2	Level 3
Common stock	$ 135,723	$ -	$ -
Money market	68,426	-	-
Total	$ 204,149	$ -	$ -

NOTE 8 – CONTINGENCIES

Guarantees – In the normal course of its business, the Company indemnifies and guarantees certain service providers, such as clearing and custody agents, trustees and administrators, against specified potential losses in connection with their acting as an agent of, or providing services to, the Company or its affiliates. The Company also indemnifies some clients against potential losses incurred in the event specified third-party service providers, including sub-custodians and third-party brokers, improperly execute transactions. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

NOTE 9 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to June 30, 2010 through August 25, 2010, which is the date the financial statements were available to be issued. No events were noted which would require disclosure in the footnotes to the financial statements.

SUPPLEMENTAL INFORMATION



MAGUIRE INVESTMENTS, INC.
SCHEDULE OF OPERATING EXPENSES
Year Ended June 30, 2010

Employee expenses	
Employer Group Med Ins Premium	$ 10,342
Office salaries	686,868
Commissions	708,026
Employer payroll taxes	87,465
Simple IRA	31,279
State comp insurance	6,973
	1,530,953
Execution expenses	
RBC DCS clearance	295,306
RBC DCS miscellaneous	18,451
	313,757
Regulatory fees and expenses	
License and fees	8,946
Assessments - SIPC and NASD	5,163
NASD Fidelity Bond	1,750
NASD License and exam fee	25
STAMP Medallion Bond	13,601
Regulatory fees	535
	30,020
Communication expenses	
Postage	49,027
Telecommunication expenses	12,457
Office supplies	17,036
	78,520
Promotional expenses	
Advertising	31,372
Subscriptions	4,981
Sales literature	11,910
Entertainment	27,634
Travel and auto expense	21,193
	97,090
Occupancy and equipment	
Building rent	54,000
Utilities	1,173
Maintenance and repairs	9,107
Comp liability insurance	740
Office equipment expense	2,952
Data systems fees	83,667
	151,639
Other expenses	
Legal and audit expense	232,580
Depreciation	24,687
Stock transfer fees	1,368
Donations	2,475
Miscellaneous due and fees	9,382
Other operating expense	38,586
	309,078
Total operating expenses	$ 2,511,057

STOCKHOLDER'S EQUITY	$	1,034,945
ADD LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS		-
DEDUCTIONS:		
Non-allowable fixed assets		59,805
Non-allowable other assets		92,082
Total deductions		151,887
NET CAPITAL BEFORE HAIRCUTS ON SECURITIES POSITIONS		883,058
HAIRCUTS ON SECURITIES POSITIONS		21,727
NET CAPITAL	$	861,331
AGGREGATE INDEBTEDNESS	$	88,900

COMPUTATION OF NET CAPITAL REQUIREMENT

NET CAPITAL REQUIREMENT (6- 2/3% OF AGGREGATE INDEBTEDNESS) (A)	$	5,927
MINIMUM DOLLAR NET CAPITAL REQUIREMENT (B)		250,000
NET CAPITAL REQUIREMENT (GREATER OF (A) OR (B))		250,000
NET CAPITAL IN EXCESS OF MINIMUM REQUIREMENT	$	611,331
RATIO: AGGREGATE INDEBTEDNESS TO NET CAPITAL		0.1032

There are no material differences between the amounts reported above and amounts reported in the Company's unaudited FOCUS Report, Part II, as of June 30, 2010. Therefore, no reconciliation of the two computations is deemed necessary.

The Company claims exemption from Rule 15c3-3 under subparagraph (k)(2)(ii) as all customer transactions are cleared through another broker-dealer, RBC Capital Markets Corporation, on a fully disclosed basis.

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL REQUIRED BY SECURITIES AND EXCHANGE COMMISSION (SEC) RULE 17A-5(g)(1)

To the Board of Directors
Maguire Investments, Inc.

In planning and performing our audit of the financial statements and supplemental schedules of Maguire Investments, Inc. (the "Company") as of and for the year ended June 30, 2010, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statement will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe the Company's practices and procedures were adequate at June 30, 2010, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Moss Adams LLP

San Francisco, California
August 25, 2010



MOSS-ADAMS



MAGUIRE INVESTMENTS, INC.

INDEPENDENT AUDITOR'S REPORT
AND
FINANCIAL STATEMENTS

JUNE 30, 2010


SEC MAIL PROCESSING
RECEIVED
AUG 27 2010
WASH. D.C.
193
SECTION

MAGUIRE INVESTMENTS, INC.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES TO THE SIPC ASSESSMENT REQUIRED BY SEC RULE 17A-5

JUNE 30, 2010

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES TO THE SIPC ASSESSMENT REQUIRED BY SEC RULE 17a-5

To the Stockholders and Board of Directors
Maguire Investments, Inc.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) to the Securities Investor Protection Corporation ("SIPC") for the period from July 1, 2009 to June 30, 2010, which were agreed to by Maguire Investments, Inc. (the "Company") and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows. In performing the procedures listed below, differences of less than $1 were not considered a difference requiring reporting.

1. Compared the listed assessment payments in Form SIPC-7, as summarized in Exhibit I to this report, with respective cash disbursement records consisting of copies of cancelled checks, noting no differences.

2. Compared amounts reported on Company's annual filing of audited financial statements for the year ended June 30, 2010 with the amounts reported in Form SIPC-7 for the period from July 1, 2009 to June 30, 2010, noting no differences.

3. We were unable to compare any adjustments reported in Form SIPC-7 with supporting schedules and working papers as there were no such adjustments in Form SIPC-7.

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting adjustments in Form SIPC-7, noting no differences.

5. We were unable to compare the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed as there was no such overpayment amount stated on Form SIPC-7 and management represented to us that no such overpayment exists.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.



San Francisco, California
August 25, 2010

EXHIBIT I
SCHEDULE OF ASSESSMENT PAYMENTS TO THE SECURITIES INVESTOR PROTECTION CORPORATION FOR THE PERIOD FROM JULY 1, 2009 TO JUNE 30, 2010

Date Paid		Amount Paid
JANUARY 29, 2010	$	2,276.46
AUGUST 6, 2010		2,209.32
	$	4,485.76